UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended **December 31, 2013**

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number **001-35914**

MURPHY USA INC. SAVINGS PLAN
(Full title of the Plan)

MURPHY USA INC.
(Name of issuer of securities held pursuant to Plan

200 Peach Street, El Dorado, Arkansas
(Address of issuer's principal executive office)

71730-5836
(Zip Code)

Murphy USA Inc. Savings Plan

Table of Contents

All other supplemental schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted, as they are inapplicable or not required.

BKD LLP
CPAs & Advisors
400 W. Capitol Avenue, Suite 2500 // P.O. Box 3667 // Little Rock, AR 72203-3667
501 372 1040 // Fax 501 372 1250 // bkd.com

Report of Independent Registered Public Accounting Firm

Board of Directors
Murphy USA Inc.
El Dorado, Arkansas

We have audited the accompanying statement of net assets available for benefits of the Murphy USA Inc. Savings Plan (the Plan) as of December 31, 2013, and the related statement of changes in net assets available for benefits for the period from August 31, 2013 (date of inception) to December 31, 2013. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. Our audit also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013, and the changes in net assets available for benefits for the period from August 31, 2013 (date of inception) to December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information as listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's *Rules and Regulations for Reporting and Disclosure* under the *Employee Retirement Income Security Act of 1974*. The supplemental information is the responsibility of the Plan's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

BKD, LLP

Little Rock, Arkansas
June 27, 2014

Murphy USA Inc. Savings Plan
Statement of Net Assets Available for Benefits
December 31, 2013

Assets	
Beneficial interest in Master Trust net assets available for benefits (see Note 2)	$ 45,983,782
Contribution receivable from Plan Sponsor	1,566,287
Notes receivable from participants	1,971,401
Net assets available for benefits	$ 49,521,470

See accompanying notes to financial statements, page 6.

Murphy USA Inc. Savings Plan

Statement of Changes in Net Assets Available for Benefits

Period from August 31, 2013 (date of inception) to December 31, 2013

Beneficial interest in the net investment income of Master Trust (see Note 2)	$ 2,967,797
Contributions	
Employer	2,577,554
Employee	1,307,317
Rollover from other plans	117,440
Total contributions	4,002,311
Interest income from notes receivable	21,137
Transfer of assets from the Thrift Plan for Employees of Murphy Oil USA, Inc. into the Murphy USA Inc. Savings Plan	43,663,672
Benefits paid directly to participants	(1,133,447)
Net change for the period	49,521,470
Net assets available for benefits at beginning of period	-0-
Net assets available for benefits at end of year	$49,521,470

See accompanying notes to financial statements, page 6.

1. Summary of Significant Accounting Policies and Provisions of the Plan

Basis of Presentation

The accompanying financial statements of the Murphy USA Inc. Savings Plan [the Plan] have been prepared on the accrual basis and present the net assets available for benefits to participants in the Plan and changes in net assets available for benefits. These statements present the Plan's investments as a beneficial interest in the Master Trust (see Note 2). Benefits are recorded when paid. The Plan has made estimates in preparing the accompanying financial statements in accordance with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

Significant Provisions

The Plan was adopted effective August 31, 2013 to cause the accounts of all Murphy USA employees which were previously held by the Thrift Plan for Employees of Murphy Oil Corporation to be transferred to the Plan for employees of Murphy USA Inc. and its subsidiaries, all of which were 100% vested on the date the assets were transferred to the Plan and its related trust. For new participants vesting service is 100% after completion of one full year of employment for the Discretionary Employer Contribution Accounts and three full years for the Profit Sharing Contribution Accounts.

The Plan assumed sole responsibility for the liabilities with respect to the transferred accounts of such Murphy USA employees.

The Statement of Net Assets Available for Benefits for the Plan contains no assets or liabilities related to Murphy Oil Corporation or its employees.

The following is a summary of certain information related to the Plan, which is sponsored by Murphy USA Inc. [Murphy] and administered by Murphy's Employee Benefits Committee [the Committee]. The Plan documents should be referred to for a complete description of the Plan's provisions.

Each employee, except leased or contract employees, of one of the following companies [identified herein collectively as the Companies and individually as the Company] who is in Covered Employment as defined by the Plan may participate in the Plan.

A. Murphy USA Inc.

B. Murphy Oil USA, Inc., a wholly owned subsidiary of Murphy, other than a hourly paid retail store based employee of Murphy Oil USA, Inc.

A participant may have the following Plan accounts to which amounts may be allotted by the participant or contributed by the Company, with limitations as indicated.

A. Salary Deferral Account – participant's allotments up to a maximum of 25% of base pay for the year, but not to exceed $17,500 annually in 2013.

B. Matching Employer Contribution Account – Company contributions, dollar-for-dollar, based on the participant's allotments (up to a maximum of 6% of regular earnings including overtime) made to the Salary Deferral Account.

C. Employee Contribution Account – a non-highly paid participant's after-tax allotments up to a maximum of 10% of base pay for the year. If highly paid, no after-tax allotments are allowed.

D. Deductible Contribution Account – participant's allotments to this account have not been allowed after December 31, 1986, but established accounts have been allowed to remain.

E. Minimum 401(k) Contribution Account – participant's allotments to this account have not been allowed after March 31, 1992, but established accounts have been allowed to remain.

F. Rollover Account – contributions made by an employee from a prior qualified plan.

G. Discretionary Employer Contribution Account –Company discretionary contributions began on a quarterly basis beginning January 1, 2000, of similar amounts to each of certain Retail Business store managers for initial investment in the Murphy Stock Fund. A vested participant may redirect this investment to the other options described in Note 3. Participation in this account became frozen as of September 1, 2003. Employees eligible to receive Company discretionary contributions as of September 1, 2003 continued to receive such contributions after this date until their full entitlement was contributed. The last Company discretionary contribution was made as of September 30, 2004.

H. Catch-Up Contribution Account – participant's allotments for all eligible employees who have attained age 50 before the close of the Plan year and are contributing the maximum pre-tax amount permitted by the Plan, up to a maximum of 75% of base pay for the year, but not to exceed $5,500 for 2013.

I. Discretionary Profit-Sharing Contribution Account – Company discretionary contributions began at the inception of the Plan. Contributions included in the 2013 period ranged from the established percentage rates applied to the pro –rata base pay plus annual bonus of the eligible participants.

Each participant's account is credited with the participant's contribution and allocations of (*a*) the Company's contribution and (*b*) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

At the date the assets were transferred to the Plan, all active participants were vested in all Company contributions. Any amounts contributed by the Companies that are forfeited by participants in accordance with provisions of the Plan are applied to reduce subsequent contributions by the Companies.

A withdrawal from either a Salary Deferral Account or Catch-up Contribution Account is not permissible except upon a finding that a hardship exists as defined by federal tax regulations, upon the attainment of age 59½ or upon termination. After a hardship withdrawal from a Salary Deferral Account, participation in the Salary Deferral Account and Matching Employer Contribution Account is suspended for six months. A withdrawal from a Rollover Account is permitted at any time without any penalty or suspension.

Withdrawals from Employee Contribution Accounts or Deductible Contribution Accounts must be at least $250 and may not be made until at least 12 months after the most recent such withdrawal. No participation penalty is applied to such a withdrawal.

A withdrawal from a Minimum 401(k) Contribution Account is not permissible except upon termination.

A vested participant may withdraw from a Discretionary Employer Contribution Account under guidelines established by the Committee that are uniformly applicable to all participants.

Any taxable income distributed to a participant may be subject to a 10% penalty tax under the Tax Reform Act of 1986. A $20 fee is charged for an in-service nonhardship withdrawal.

A vested in-service participant may borrow a minimum of $500 and a maximum equal to the lesser of (a) $50,000 less the highest outstanding loan balance(s) in the last twelve months or (b) 50% of their vested account balance. A participant may have one general-purpose loan and one residential loan outstanding at any one time. A residential loan must be approved by the Committee. The term of each loan will be in whole years, with maximums of five years for a general-purpose loan and 15 years for a residential loan. Loan repayments, including interest at the prime rate as of the beginning of the loan period, are made into the participant's account through after-tax payroll deductions. Each loan has a $35 initiation fee and a $15 quarterly maintenance fee. Interest rates on outstanding loans at December 31, 2013 range from 3.25% to 8.25%.

Upon retirement, disability, or death of a participant, the participant or his/her designated beneficiary has the option to receive settlement in a lump sum or installment payments over a period of time not to exceed the actuarial life of the participant.

Obligation for Contributions to the Plan

The Companies have voluntarily agreed to make contributions to the Plan based on each participant's allotments to the Salary Deferral Account subject to a maximum of 6% of the participant's regular earnings including overtime. For the period from August 31, 2013 to December 31, 2013 these contributions were $1,011,267. Although the Companies have not expressed any intent to terminate the Plan, they may do so at any time.

The Companies may make contributions to the Profit Sharing component of the Plan at their discretion. Contributions are determined based on the participant's attained whole years of age and attained whole years of vesting service determined as of the first day of the Plan year. The percentage of compensation to be contributed is determined by the sum of those two numbers. If the sum is (1) less than 50, the applicable rate is 5.0%, (2) 50 but less than 70, the applicable rate is 7.0%, and (3) 70 and higher, the applicable rate is 9.0%. However, these rates shall not apply to a store manager in the marketing service station operations or an employee of any ethanol plant as they are entitled to a profit sharing contribution of 5% of their compensation (base pay plus bonus, excluding overtime, commissions and other forms of extra pay) for the Plan Year. Employees become eligible for the profit sharing contribution after completing one year of vesting service and must be actively employed by Company on the last day of a plan year. For the period from August 31, 2013 to December 31, 2013 these contributions were $1,566,287 and will be funded in 2014. Therefore, this amount is recorded as a receivable from the Plan sponsor.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares of the Murphy Oil

Corporation common stock and Murphy USA Inc. common stock allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised. The trustee is not permitted to vote any shares for which instructions have not been given by the participant.

Administrative Expenses

Murphy pays certain costs of Plan administration. Trustee fees and related expenses will be paid by either the Plan or by participants' fees.

Plan Termination

Although it has not expressed an intention to do so, Murphy USA Inc. has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Basis of Accounting

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts, as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

2. Master Trust Net Assets

The assets of the Plan are commingled in a Master Trust with the assets of another plan sponsored by Murphy USA Inc. Fidelity Management Trust Company [FMTC], Boston, Massachusetts, is the Trustee. The Master Trust had no nonparticipant-directed investments related to the Plan.

The Master Trust for Murphy USA Inc. was established August 31, 2013, concurrent with the separation from Murphy Oil Corporation. Assets for the Plan were held in the Master Trust for Murphy Oil Corporation prior to the transfer of the assets on September 7, 2013.

The following table presents the net assets of the Master Trust at December 31, 2013 by type of investment.

Investments at fair value	
Common Stock	
Murphy USA Inc.	$ 2,511,513
Murphy Oil Corporation	11,496,067
Total common stock	14,007,580
Common/collective trust	5,350,839
Registered investment companies	33,461,459
Cash	990
Other	(38)
Net assets at fair value	$ 52,820,830
Adjustment of Common/collective trust to contract value	(75,730)
Net assets	$ 52,745,100

The beneficial interests of the participating plans in the net assets of the Master Trust at December 31, 2013 were as follows.

Plan Name	
Murphy USA Inc. Savings Plan	$ 45,983,782
Murphy USA Inc. Profit Sharing Plan	6,761,318
Net assets	$ 52,745,100

The net increase in the net assets of the Master Trust for the period from August 31, 2013 (date of inception) to December 31, 2013, excluding participants' allotments, Company contributions, and benefit payments, was as follows.

Investment income	
Dividends and interest	$ 1,397,661
Net appreciation in market value of investments	
Murphy USA Inc. common stock	82,712
Murphy Oil Corporation common stock	538,860
Other common stock	16,275
Registered investment companies	1,469,034
Total investment income	3,504,542
Administrative expenses	(8,085)
Net investment income	$ 3,496,457

The beneficial interests of the participating plans in the net investment income of the Master Trust net assets for the period from August 31, 2013 (date of inception) to December 31, 2013 were as follows.

Plan Name	
Murphy USA Inc. Savings Plan	$ 2,967,797
Murphy USA Inc. Profit Sharing Plan	528,660
Net investment income	$ 3,496,457

The beneficial interests of the participating plans in the net assets of the Master Trust and the net investment income of the Master Trust are allocated in accordance with each participant's account balance. Quoted market prices are used to determine the fair value of investments in the registered investment companies and the common stock. Participant loans receivable are valued at cost plus accrued interest, which approximates fair value. Purchases and sales of securities are recorded on a trade date basis. Interest is recorded as earned and dividends are recorded on the ex-dividend date. Net appreciation in market value of common stock and registered investment companies includes realized gains (losses) and unrealized appreciation (depreciation) in the fair value of these investments.

The Plan invests in two benefit-responsive investment contracts with FMTC. FMTC maintains the contributions in a general account. The accounts are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate guaranteed to the Plan. As described in Note 1, because the guaranteed investment contracts are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contracts. Contract value, as reported to the Plan by FMTC, represents contributions made under the contracts, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

The guaranteed investment contracts do not permit the insurance companies or financial institutions to terminate the agreement prior to the scheduled maturity date.

Average yield of guaranteed investment contracts:

Based on actual earnings – MIP CL 1	1.02%
Based on actual earnings – MIP II CL 1	1.14%
Based on interest rate credited to participants – MIP CL 1	0.85%
Based on interest rate credited to participants – MIP II CL 1	1.12%

The following table lists the investments that were 5% or more of the beneficial interests of the participating plans in the net assets of the Master Trust as of December 31, 2013.

Murphy Oil common stock, 176,431 shares	$11,497,019
Managed Income Portfolio II, common/collective trust, 4,870,541 units	4,870,541
Fidelity Freedom 2025 Fund, registered investment company, 214,077 units	2,851,499

3. Investment Options

Each Plan participant may invest contributions in one or more of 25 investment options within the Master Trust. The following paragraphs briefly describe each of these options. A participant determines how each of his/her accounts is divided among the different options, but any division of a participant's allotment and Company contributions must be in whole percentages. Account balance transfers must be a minimum of 1% of the account balance.

Stock of Murphy Oil Corporation [MOC] is the common stock of Murphy Oil Corporation. A participant withdrawing from MOC may elect to receive either cash or Murphy Oil stock. If the participant elects to receive stock, the value of his/her MOC withdrawal is converted to equivalent shares of stock based on the market price at the effective date of withdrawal, and the participant receives the whole shares and cash for any fractional share. Prior to the separation from Murphy Oil Corporation on August 30, 2013, the investments in this option were held in a unitized fund which was converted to common stock.

Stock of Murphy USA Inc. [MUSA], is the common stock of Murphy USA Inc. A participant withdrawing from MUSA may elect to receive either cash or Murphy USA stock. If the participant elects to receive stock, the value of his/her MUSA withdrawal is converted to equivalent shares of stock based on the market price at the effective date of the withdrawal, and the participant receives the whole shares and cash for any fractional share.

The Managed Income Portfolio II [MIP II] is managed by FMTC and has investment contracts with major insurance companies and other approved financial institutions and in certain fixed-income securities; a small portion of MIP II is invested in a money market fund for daily liquidity. The goal of MIP II is to preserve investment principal and try to maintain a stable $1.00 unit price while earning interest income. Investment contracts held by MIP II pay a specified rate of interest and repay principal upon maturity. Participant withdrawals and investment option transfers are paid at book value (principal and interest accrued to date) on the contracts.

The Fidelity Fund [FFIDX] is a growth and income mutual fund managed by Fidelity Management & Research Company [FMRC], Boston, Massachusetts, an affiliate of FMTC. The goal of the Fidelity Fund is to provide long-term capital growth. It invests primarily in common stock and securities convertible into common stock; some assets may be invested in a broad range of domestic and foreign equity and debt securities.

The Fidelity Balanced Fund [FBF], also managed by FMRC, is a mutual fund that has a balanced portfolio of U.S. and international stocks and bonds and may include futures and options. The goal of FBF is to provide as much income as possible while preserving capital and considering the potential for capital growth. At least 25% of the portfolio must be investment-grade debt securities and preferred stocks.

The Fidelity Capital Appreciation Fund [FDCAX] managed by FMRC is a growth and or value mutual fund that invests primarily in common stocks. The fund may invest in securities of domestic and foreign issuers. The goal of FDCAX is to provide capital appreciation.

The Fidelity Diversified International Fund [FDIF] managed by FMRC is a growth mutual fund that invests in common stocks of foreign companies. The goal of FDIF is to increase its value over the long term through capital growth. If a participant invests in this option and holds it for less than 30 days, the fund will deduct a trading fee of 1% of the ending value of FDIF shares sold.

The Fidelity Freedom Income Fund [FFIF] managed by Strategic Advisers, Inc., is an asset allocation mutual fund that invests approximately 15% of its assets in domestic equity funds, 5% in international equity funds, 35% in investment grade fixed income funds, 5% in high yield fixed income funds and 40% in short-term funds. The goal of the FFIF is to provide high current income and capital appreciation for those already in retirement.

The Company offers eleven separate Fidelity Freedom Funds with target retirement dates in five-year increments ranging from 2000 to 2055. The Freedom Fund family is managed by Strategic Advisors, Inc., and comprises asset allocation mutual funds that primarily invest in a combination of domestic and international equity funds, investment grade and high yield fixed income funds and short-term mutual funds. The Freedom Funds are designed to target an investor's anticipated retirement date, and the asset allocation mix becomes increasingly conservative over time as the target retirement date approaches.

The Pimco Total Return Fund [PTRF] is an income mutual fund managed by Pacific Investment Management Company that normally invests at least 65% of its total assets in a diversified portfolio of fixed income instruments of varying maturities. It invests primarily in investment-grade debt securities, but may invest up to 10% of total assets in high-yield securities.

Davis New York Venture Fund Class A [NYVTX] is a value mutual fund managed by Davis Selected Advisors, L.P. The fund invests principally in common stocks of companies with market capitalization of at least $10 billion. The goal of NYVTX is to provide long-term capital growth.

The CRM Mid Cap Value Fund Class Investor [CRMMX] is a mid-cap mutual fund that invests at least 80% of its total assets in equity and equity related securities of U.S. and non-U.S. companies between the capitalization of the smallest and largest companies in the Russell Midcap® Value Index at the time of purchase. The goal of the CRMMX is to provide long-term capital appreciation.

The Royce Low-Priced Stock Fund [RYLPX] managed by Royce and Associates, LLC, is a small and micro-cap blend mutual fund that normally invests 80% of its net assets in low-priced equity securities. Although the fund normally focuses on the securities of U.S. companies, it may invest up to 35% of its net assets in foreign securities. The goal of RYLPX is to provide long-term capital growth.

The Spartan Extended Market Index Fund-Fidelity Advantage Class [FSEVX] is an index mutual fund managed by FMRC. At least 80% of its assets are invested in common stocks included in the Dow Jones U.S. Completion Total Stock Market Index, which represents the performance of stocks of small to mid-cap U.S. companies. The goal of FSEVX is to provide investment results that correspond to the total returns of stocks of such companies. If a participant invests in this option and holds it for less than 90 days, the fund will deduct a trading fee of 0.75% of the value of FSEVX shares sold.

The Spartan 500 Index Fund Fidelity Advantage Class [FUSVX] is an index mutual fund that normally invests at least 80% of its assets in common stocks included in the S&P 500® Index, which broadly represents the performance of common stocks traded in the U.S. The goal of FUSVX is to provide investment results that correspond to the total return performance of common stocks publicly traded in the U.S.

Valuations of individual participants' investments in each investment option and of the total beneficial interest of the Plan are determined by Fidelity Investments Institutional Operations Company, Inc.

4. Plan Investments

The following table represents the fair value of the Plan's interest in the individual investment funds held under the Murphy USA Inc. Master Trust which exceed 5% of the Plan's net assets as of December 31, 2013:

Murphy Oil Corporation common stock	$11,447,831
Managed Income Portfolio II	4,763,953
Fidelity Fund	2,660,430
Murphy USA Inc. common stock	2,502,722

5. Risk and Uncertainties

The Plan, through its investment in the Master Trust, provides for investment in various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.

At December 31, 2013, the Master Trust had significant concentrations of credit risk in the Murphy Oil Corporation common stock, the Managed Income Portfolio II (MIP II), and the Fidelity Freedom 2025 Fund. MIP II is a common/collective trust sponsored by FMTC. The Freedom Fund 2025 is an established mutual fund sponsored by a highly regarded investment management company. Historically, the Master Trust has not incurred any credit-related losses.

6. Related Party Transactions

Fidelity Investments Institutional Operations Company, Inc. [FIIOC] handles record keeping and administration of the Plan and the Master Trust. Certain of the Plan's investment options are in mutual funds managed by Fidelity Management & Research Company [FMRC]. FIIOC and FMRC are both affiliates of Fidelity Management Trust Company [FMTC], who is the Trustee for the Plan and also manages the Managed Income Portfolio II. FMRC's fees were deducted from the earnings of the mutual funds it manages. Total trustee and administrative fees paid from the Master Trust in the 2013 period were $8,085. The Master Trust paid $4,416 in trustee and administrative fees to FMTC and FIIOC in 2013, for the Savings Plan and also $3,669 for the other plan included in the Master Trust. In addition, the Plan provides for investment in Murphy USA Inc. and Murphy Oil Corporation common stock and participant loans, which also qualify as party-in-interest transactions. These transactions are covered by exemptions from the "prohibited transactions" provisions of ERISA and the Internal Revenue Code of 1986, as amended.

7. Income Taxes

The Committee believes that the Plan meets the necessary requirements of Section 401(a) of the Internal Revenue Code of 1986, as amended, and accordingly, that the related Master Trust is exempt from taxation under the provisions of Section 501(a) of the Internal Revenue Code of 1986, as amended. No determination letter has been received for this plan as of December 31, 2013 but a request for such letter has been filed. Until cash or shares are withdrawn from the Plan by a participant or a participant's beneficiary, no income tax is payable by the participant/beneficiary on: contributions made by the Company on the participant's behalf, allotments made by the participant pursuant to the Economic Recovery Tax Act of 1981, or the participant's proportional share of the investment income of the Master Trust.

8. Assets at Fair Value

The Company carries certain assets at fair value in its Statement of Net Assets Available for Benefits.

The fair value hierarchy is based on the quality of inputs used to measure fair value, with Level 1 being the highest quality and Level 3 being the lowest quality. Level 1 inputs are quoted prices in active markets for identical assets or liabilities. Level 2 inputs are observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 3 inputs are unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying Statement of Net Assets Available for Benefits, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include common stock and mutual funds. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Level 2 securities include common/collective trust. The common/collective trust's fair value is determined by estimated cash flows less surrender charges. In certain cases where Level 1 or Level 2 inputs are not available, securities or other investments would be classified within Level 3 of the hierarchy. There are no level 3 investments.

There are no assets or liabilities measured at fair value on a nonrecurring basis.

Recurring Measurements

The following table presents the fair value measurements of assets recognized in the accompanying Statements of Net Assets Available for Benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2013

December 31, 2013	Fair Value	Fair Value Measurements Using: Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Common Stock				
Convenience stores (Murphy USA)	$ 2,502,722	2,502,722	–	–
Oil and Gas (Murphy)	11,447,831	11,447,831	–	–
Mutual Funds				
Large Growth	19,561,684	19,561,684	–	–
Income	1,865,351	1,865,351	–	–
Small Cap	975,432	975,432	–	–
Mid Cap	1,260,508	1,260,508	–	–
Index	1,744,355	1,744,355	–	–
International	1,457,379	1,457,379	–	–
Common/collective Trust	5,168,521		5,168,521	–
Total at Fair Value	$45,983,783	40,815,262	5,168,521	–

The above table does not include Participant notes receivable for loans in the amount of $1,971,401 for 2013.

Schedule

Murphy USA Inc. Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of issue/ description of investment	**Current value**
Beneficial interest in Master Trust	$45,983,782
*Notes Receivable from Participants	1,971,401
	$47,955,183

*Party-in-interest

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

MURPHY USA INC. SAVINGS PLAN

Date: June 27, 2014

By: Stacy Young
Stacy A. Young
Vice President, Human Resources and
Chair of Employee Benefits Committee,
Murphy USA Inc.

BKD LLP
CPAs & Advisors
bkd.com

Exhibit 23

Consent of Independent Registered Public Accounting Firm

Board of Directors
Murphy USA Inc

We consent to incorporation by reference in the Registration Statement (No. 333-191131) on Form S-8 of Murphy USA Inc. of our report dated June 27, 2014, with respect to the statement of net assets available for benefits of the Murphy USA Inc. Savings Plan, as of December 31, 2013, and the related statement of changes in net assets available for benefits for the period from August 31, 2013 (date of inception) to December, 31, 2013, and the supplemental schedule H, line 4i-schedule of assets (held at end of year) as of December 31, 2013, which report appears in the December 31, 2013, Annual Report on Form 11-K of the Murphy USA Inc. Savings Plan.

BKD, LLP

Little Rock, Arkansas
June 27, 2014